October 7, 2005

Mail Stop 4561

Bobby Yazdani
CEO and Chairman
Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, California 94065-1166

Re:	Saba Software, Inc.
	Registration Statement on Form S-3/A
	Filed October 3, 2005
	File No. 333-125778

	Form 10-K for the fiscal year ended May 31, 2005
	File No. 0-30221

Dear Mr. Yazdani:

	We have reviewed your responses to the comments in our letter dated September 16, 2005, and have the following additional comments.
Where indicated, we think you should revise your documents in response to these comments.

Form S-3, as amended on October 3, 2005
1. We note that you entered into a definitive agreement to acquire Centra Software on October 5, 2005 and that you determined that the acquisition involved a significant amount of assets to be disclosed under Item 2.01 of Form 8-K. Under Rule 3-05 and Rule 11-01 of Regulation S-X, financial statements and pro forma financial information of Centra may be required depending on the level of significance. Please tell us the calculations used to determine the significance level of this acquisition.
2. Supplement your existing disclosure to provide a recent developments section that discusses the acquisition of Centra Software.
3. Please provide updated consents of your independent public accounting firms, including the consent provided by Stout, Causey &
Horning, P.A.

* * * * *

	If you have any questions, please call Adam Halper, at (202) 551-3482 or Perry Hindin, at (202) 551-3444. If you require additional assistance you may contact Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director



cc:	Via Facsimile
      Peter E. Williams III, Chief Financial Officer
      Fax: (650) 581-2599
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Bobby Yazdani
Saba Software, Inc.
October 7, 2005
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